09058934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727-A Allen Parkway, Suite 2-G7
(No. and Street)

Houston (City) | Texas (State) | 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda S. Washington | (713)831-8607 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) | Houston (City) | Texas (State) | 77002-5678 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhonda S. Washington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Equity Services Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA ROWAN
Notary Public, State of Texas
My Commission Expires 02-12-10

Rhonda S. Washington
Signature

Controller, FINOP
Title

Sandra Rowan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

American General Equity Services Corporation
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	87,516
Accounts receivable from affiliates		1,820
Federal income taxes receivable from affiliates		69,261
Prepaid expenses and other assets		20,900
Total assets	$	179,497
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	27,209
Other liabilities		9,656
Total liabilities		36,865
Stockholder's equity		
Common stock, $10 par value 1,000 shares, authorized, issued and outstanding		10,000
Retained earnings		132,632
Total stockholder's equity		142,632
Total liabilities and stockholder's equity	$	179,497

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Statement of Operations
Year Ended December 31, 2008

Revenues	
Investment income	4,001
Total revenues	4,001
Expenses	
Taxes, fees and licenses	29,645
Affiliate service fee	126,107
General and administrative expenses	34,250
Total expenses	190,002
Loss before income taxes	(186,001)
Income tax benefit	71,890
Net loss	$ (114,111)

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Retained Earnings	Total
Balances at January 1, 2008 (as restated)	$ 10,000	$ 246,743	$ 256,743
Net loss	-	(114,111)	(114,111)
Balances at December 31, 2008	$ 10,000	$ 132,632	$ 142,632

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Statement of Cash Flows
Year Ended December 31, 2008

Operating activities		
Net loss	$	(114,111)
Adjustments to reconcile net income to cash used in operating activities		
Changes in assets and liabilities		
Accounts receivable from affiliates		(621)
Prepaid expenses and other assets		453
Payable to affiliates		23,744
Federal income taxes receivable		(57,094)
Accrued expenses and other liabilities		3,306
Net cash used in operating activities		(30,212)
Net decrease in cash and cash equivalents		(144,323)
Cash and cash equivalents		
Beginning of year (as restated)		231,839
End of year	$	87,516
Supplemental disclosure of cash flow information		
Tax refund	$	14,797

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business
American General Equity Services Corporation ("AGESC" or the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer for variable life insurance and variable annuities products. The Company is authorized to transact business in all 50 states.

In September 2008, the Company's ultimate parent company, American International Group, Inc. ("AIG"), experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Under the Fed Facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Series C Preferred Stock") to a trust that will hold the Series C Preferred Stock for the benefit of the United States Treasury. As initially structured, the Series C Preferred Stock would from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately, but not in excess of, 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and would hold approximately, but not in excess of, 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. As described below, the voting, conversion rights and dividend rights of the Series C Preferred Stock were subsequently reduced from 79.9 percent to 77.9 percent.

The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

On October 3, 2008 AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the NY Fed and address its capital structure. AIG intends to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets, including the Company.

On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The Warrant has a term of 10 years and is exercisable for up to 53,798,766 shares of AIG common stock, at an exercise price equal to the par value of the common stock at time of exercise. In connection with the issuance of the Warrant, the voting, conversion rights and dividend rights of the Series C Preferred Stock were reduced from 79.9 percent to 77.9 percent. The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the Fed Facility and, in connection therewith, the maximum commitment amount under the Fed Facility agreement was reduced from $85 billion to $60 billion.

During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with Maiden Lane II LLC, a Delaware limited liability company whose sole member is the NY Fed ("ML II"). Pursuant to the agreement, the life insurance subsidiaries sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral were terminated. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

In connection with the preparation of its quarterly report on Form 10-Q for the quarterly period ended September 30, 2008, AIG assessed its ability to continue as a going concern. After considering several factors as outlined in AIG's Form 10-Q, AIG believed that it would have adequate liquidity to finance and operate its businesses, execute its disposition plan, and repay its obligations for at least the next twelve months. However, it is possible that the actual outcome of one or more of AIG's plans could be materially different or that one or more of its significant judgments or estimates could prove to be materially incorrect. If AIG is not able to continue as a going concern, management believes this could have a material affect upon the Company and its operations.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission.

Effective January 1, 2008, AGESC contributed 100% of the net assets of American General Insurance Agency Incorporated ("AGIAI") to The Variable Annuity Life Insurance Company ("VALIC"), an affiliate of the Company. In accordance with FAS 141, the merger has been accounted for at historical cost in a manner similar to a pooling of interests business combination, as both the Company and VALIC are commonly controlled by AIG. Accordingly, beginning balances in the accompanying financial statements have been restated to exclude the financial position, operating results, and cash flows of AGIAI.

The following beginning balances in the accompanying financial statements were affected by the transfer of AGIAI:

	As Restated	As Previously Reported	Effect of Change
Retained earnings	$ 246,743	$ 312,674	$ (65,931)
Stockholder's equity	256,743	322,674	(65,931)
Cash	231,839	212,030	19,809

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The effective tax rate for 2008 was 38.7%, which differed from the statutory federal income tax rate of 35% due to a prior year tax true-up of $6,790. The true-up was from an adjustment to the final tax return for 2007, which was filed during 2008, and represented the difference between the estimated federal income tax liability at 35% and the actual income tax liability as calculated in the 2007 return.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Commitments and Contingencies

The Company is subject to various legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of our business and operations that are typical of the business in which the Company operates. The outcomes of the legal and regulatory matters are subject to many uncertainties and therefore cannot be predicted. It is possible that the results of operations or the cash flow of the Company could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $48,901, which was $43,901 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was .75 to 1 at December 31, 2008.

5. Related Party Transactions

The Company pays fees to an affiliate for administrative services, including financial, information technology, and legal/compliance services. Prior to June 2008, the administrative services agreement was with American General Securities Incorporated ("AGSI"). Fees paid under this agreement were $27,198. As of June 6, 2008, a new agreement with American General Life Companies LLC ("AGLC") was signed when the preexisting agreement was terminated by AGSI upon relocating its operations. Fees paid under the new agreement were $98,909 for the period ended December 31, 2008.

Accounts receivable from affiliates of $1,820 consists of amounts due from AGLC for FINRA registration fees. Also, federal income taxes receivable from affiliates consists of $69,261 due from AGLC for a tax refund.

Accounts payable to affiliates of $27,209 consists of licensing and accounting allocations, FINRA renewals, state and local taxes, and privilege tax payments payable to AGLC pursuant to the administrative services agreement.

6. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB Statement NO. 109, *Accounting for Income Taxes*, are as follows:

Federal	$	(71,890)
State income and franchise		3,361
	$	(68,529)

The Company has recognized a tax benefit for the current year loss. In 2006, the Company filed a consolidated return with AGSI and AGIAI. Beginning in 2007, the Company joined the consolidated return of its ultimate parent, AIG. The current year tax benefit will be fully recognized and result in cash refunds due to available taxable income in the Company's 2006 tax return for which the current year loss can be fully utilized.

7. Subsequent Events

On January 29, 2009, AGESC received a capital contribution in the amount of $250,000 from its parent company, AGL.

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Net capital		
Total stockholder's equity (from the statement of financial condition)	$	142,632
Less		
Nonallowable assets		
Prepaid expenses and other assets		20,900
Federal income taxes receivable		69,261
Accounts receivable from affiliates		1,820
Total nonallowable assets		91,981
Haircut on securities positions		1,750
Net capital	$	48,901
Aggregate indebtedness		
Items included on statement of financial condition		
Payable to parent and affiliates	$	27,209
Other liabilities		9,656
Total aggregate indebtedness	$	36,865
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $5,000)	$	5,000
Excess net capital	$	43,901
Ratio: Aggregate indebtedness to net capital		.75

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2008.

American General Equity Services Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Equity Services Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In planning and performing our audit of the financial statements of American General Equity Services Corporation (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

PRICEWATERHOUSECOOPERS

American General Equity Services Corporation

Financial Statements and
Supplemental Schedules
December 31, 2008

American General Equity Services Corporation
Index
December 31, 2008